UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 14, 2021 titled “Banco Santander México announces organizational changes within its Corporate and Investing Banking segment”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: June 15, 2021

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES ORGANIZATIONAL CHANGES WITHIN ITS CORPORATE AND INVESTMENT BANKING SEGMENT

Mexico City, Mexico, June 14, 2021 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”), one of the leading Mexican banks, announced that Felipe García Ascencio has been appointed as Deputy General Director of Corporate and Investment Banking, reporting to Héctor Grisi Checa, subject to corresponding regulatory authorizations.

Mr. García joined Santander last year. Previously, he worked in Credit Suisse, where he held different positions during the last 18 years. The last of them as Head of Corporate & Sovereign Latam Coverage as part of the Global Markets division. Formerly, Felipe worked at Goldman Sachs.

Héctor Grisi, Executive President and Chief Executive Officer of Banco Santander México, commented: “We are grateful to Octaviano Couttolenc Mestre for all of the work he performed in the last twenty three years. He played a key role on both, global and local teams within the Corporate and Investment Banking segment through numerous and invaluable contributions”.

ABOUT BANCO SANTANDER MéXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2021, Banco Santander México had total assets of Ps.1,748 billion under Mexican Banking GAAP and more than 19.0 million customers. Headquartered in Mexico City, the Company operates 1,352 branches and offices nationwide and has a total of 22,280 employees.

Investor Relations Contact

Héctor Chávez López - Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Material Fact
Banco Santander Mexico